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              UNITED STATES
    SECURITIES AND EXCHANGE COMMISSION           -------------------------------
         WASHINGTON, D.C. 20549                             OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:          3235-0145
                                                 Expires:      October 31, 1997
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                                                 hours per response.......14.90
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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*
                         First Citizens BancShares, Inc.
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                                (Name of Issuer)
                       Class A Common Stock, $1 Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   31946M-10-3
     ----------------------------------------------------------------------
                                 (CUSIP Number)
                               David L. Ward, Jr.
                             William R. Lathan, Jr.
                              Ward and Smith, P.A.
                               1001 College Court
                         New Bern, North Carolina 28562
                                 (919) 633-1000
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                                 March 31, 1997
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .

        Check the following box if a fee is being paid with the statement |_| . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D


-----------------------------              ---------------------------------
CUSIP No.    31946M-10-3                   Page      2 of     7       Pages
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    1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Lewis R. Holding
            ###-##-####
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    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                     (b) |_|

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    3
            SEC USE ONLY
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    4
            SOURCE OF FUNDS*

            PF; OO; WC
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    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        |_|

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    6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                              7
        NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    818,641
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ---------------------------------------------------
                              8
                                      SHARED VOTING POWER

                                      876,295
                             ---------------------------------------------------
                              9
                                      SOLE DISPOSITIVE POWER

                                      818,641
                             ---------------------------------------------------
                             10
                                      SHARED DISPOSITIVE POWER

                                      876,295
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11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,694,936
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12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               |X|

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13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.59%
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14
            TYPE OF REPORTING PERSON*

            IN
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         This  Amendment No. 1 to Schedule 13D is filed by Lewis R.  Holding,  a beneficial owner of more than five percent (5%) of the Class A Common Stock of First Citizens BancShares, Inc., Raleigh, North Carolina. The initial Statement filed with the Commission, dated March 2, 1987, as amended by this Amendment No. 1, is referred to hereinafter as the "Statement."

Item 1.  Security and Issuer.

         This Statement relates to the Class A Common Stock, $1 par value per share ("Class A Common Stock") of First Citizens BancShares, Inc. (the "Issuer"), whose principal executive offices are located at 1328 Smoketree Court, Raleigh, North Carolina 27604.

Item 2.  Identity and Background.

         (a)-(c) This Statement is filed by Lewis R. Holding, whose business address is Post Office Box 151, Raleigh, North Carolina 27602. Mr. Holding's principal occupation is serving as Chairman of the Board and Chief Executive Officer of First Citizens BancShares, Inc. and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are located at 3128 Smoketree Court, Raleigh, North Carolina 27604.

         (d) During the last five years, Mr. Holding has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Holding has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Holding is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         Lewis R. Holding formerly was the beneficial owner of shares of common stock of First Citizens Corporation, a North Carolina corporation ("FCC"), which merged on October 21, 1986 with the Issuer to effect the Delaware reincorporation and recapitalization of the holding company of First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank. In accordance with an Agreement and Plan of Merger approved by the shareholders of FCC, each outstanding share of FCC common stock was required to be surrendered and exchanged for 100 shares of the Issuer's Class A Common Stock and 25 shares of the Issuer's Class B Common Stock.

         In addition to the shares of the Issuer acquired by Mr. Holding, his immediate family, trusts for their benefit, and by certain controlled affiliates as a result of the share exchange pursuant to the merger, additional transactions have since occurred



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involving  such  parties,  including  but not limited to the recent  transaction described in Item 5(c) below. Any shares of Class A Common Stock of the Issuer purchased to date by Mr. Holding, immediate family members, trusts for their benefit, and by controlled affiliates, were purchased with cash. Any shares of Class A Common Stock of the Issuer which may be purchased following the date of this Amendment No. 1 by Mr. Holding, members of his immediate family, trusts for their benefit, or by controlled affiliates, are expected to be purchased with cash using each such individual's, trust's or affiliate's own personal, trust, or corporate funds, as applicable.

Item 4.  Purpose of Transaction.

         As described in Item 3 above, the initial acquisition of shares of the Issuer's Class A Common Stock resulted from the required exchange of FCC common stock for the Issuer's Class A and Class B Common Stock issued due to the merger of FCC into the Issuer on October 21, 1986. The purpose of the merger was to effect the reincorporation in Delaware and the recapitalization of the holding company of First-Citizens Bank & Trust Company. A full description of the purpose of this transaction may be found in Registration Statement No. 33-7946 on Form S-4, as amended by Amendment No. 1, filed with the Securities and Exchange Commission on September 17, 1986. During the years since the merger, various additional shares of Class A and Class B Common Stock have been acquired by Mr. Holding, members of his immediate family, trusts for their benefit and by controlled affiliates.

         The Class A Common Stock beneficially owned by Mr. Holding is held for investment purposes. Mr. Holding may consider purchasing additional shares of the Issuer's stock in the open market or in privately negotiated transactions. Whether Mr. Holding, members of his immediate family, trusts for their benefit, or controlled affiliates, purchase any additional shares of the Issuer's Class A Common Stock, and the amount and timing of any such purchases, will depend on his and their continuing assessment of pertinent factors, including without limitation the following: the availability of shares for purchase at particular price levels; the Issuer's business and prospects; other business and investment opportunities available; economic conditions; stock market and money market conditions. Depending upon his assessment of these factors from time to time, Mr. Holding may change his present intentions as stated above.

         Mr. Holding has no current plans which would result in any of the consequences listed in (a)-(j) of Item 4 of Schedule 13D. However, as Chairman of the Board and Chief Executive Officer of the Issuer, Mr. Holding is actively involved in the management and policy-making functions of the Issuer and, as such, would be substantially involved in decisions regarding any of the matters described in Item 4.



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Item 5.  Interest in Securities of the Issuer.

         (a)-(b) Mr. Holding may be deemed to beneficially own an aggregate of 1,694,936 shares of Class A Common Stock, constituting 17.59% of the outstanding Class A Common Stock of the Issuer (based on 9,637,882 shares outstanding).

         As of the date hereof, Lewis R. Holding holds directly 818,641 shares (8.49%) of the Class A Common Stock. The shares of Class A Common Stock listed above which may be deemed to be beneficially owned by Lewis R. Holding include 48,963 shares (0.51%) held directly by his spouse; an aggregate of 245,500 shares (2.55%) held in a fiduciary capacity by his spouse and George H. Broadrick as co-trustees of four trusts for the benefit of Mr. Holding's adult children; 26,728 shares (0.28%) held directly by his adult children; and an aggregate of 555,104 shares (5.76%) held of record by the following entities which Mr. Holding may be deemed to control for beneficial ownership purposes:
167,600 shares (1.74%) held by First Citizens Bancorporation of South Carolina, Inc., Columbia, South Carolina (a corporation of which Lewis R. Holding is a shareholder, but not a director or officer); 100,000 shares (1.04%) held by Fidelity BancShares (N.C.), Inc. (a corporation of which Lewis R. Holding is a shareholder, but not a director or officer); 18,845 shares (0.20%) held by Yadkin Valley Company (a corporation of which Mr. Holding is a shareholder, but not a director or officer); 700 shares (0.01%) held by Yadkin Valley Life Insurance Company (a wholly-owned subsidiary of Yadkin Valley Company); 126,896 shares (1.32%) held by The Robert P. Holding Foundation, a charitable non-profit foundation of which Mr. Holding serves as a director; 24,584 shares (0.26%) held by Southern BancShares (N.C.), Inc. (a corporation of which Mr. Holding is a shareholder, but not a director or officer); 46,000 shares (0.48%) held by Southern Bank and Trust Company (a wholly-owned subsidiary of Southern BancShares (N.C.), Inc.); 54,000 shares (0.56%) held by Goshen, Inc. (a wholly-owned subsidiary of Southern Bank and Trust Company); and 16,479 shares (0.17%) held in a fiduciary capacity in a nominee name by the Trust Department of First-Citizens Bank & Trust Company for the benefit of various third parties.

         Lewis R. Holding exercises sole voting and dispositive power as to 818,641 shares (8.49%) of Class A Common Stock held directly. Although Mr. Holding may be deemed to have shared voting and dispositive power as to an aggregate of 555,104 shares (5.76%) held of record by the corporate entities listed above, he disclaims such shared voting and dispositive power as to an aggregate of 411,729 of such shares (4.27%) that are held by publicly-held corporations (and their wholly-owned subsidiaries), of which Mr. Holding is a shareholder, but not an officer or director, as specified above; he has shared voting and dispositive powers as to the remaining 126,896 shares (1.32%) held by The Robert P. Holding Foundation and 16,479 shares (0.17%) held by the Trust Department of First-Citizens Bank & Trust Company in a fiduciary capacity for the benefit of various third parties.



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         Also included above are an aggregate of 321,191 shares (3.33%) as to which Lewis R. Holding disclaims beneficial ownership, which shares are held of record by his spouse or adult children, or in trusts for their benefit, all of whom are adults living in separate abodes: 48,963 shares (0.51%) held directly by his spouse; 245,500 shares (2.55%) held in a fiduciary capacity by his spouse and George H. Broadrick as co-trustees for the benefit of Mr. Holding's adult children; and 26,728 shares (0.28%) held directly by his adult children.

         Not included above are 746,100 shares (7.74%) held by George H. Broadrick as sole trustee of two irrevocable trusts for the benefit of Mr. Holding's adult children, as to which shares Mr. Holding disclaims beneficial ownership and has no voting or dispositive power.

         (c) On March 31, 1997, Lewis R. Holding acquired directly 207,706 shares (2.16%) of Class A Common Stock in a share-for-share exchange transaction with George H. Broadrick, as sole trustee of two irrevocable trusts for the benefit of the adult children of Lewis R. Holding, in exchange for all of Mr. Holding's directly-held 207,706 shares of the Issuer's Class B Common Stock, which were transferred to such trusts. The Issuer's Class A Common Stock and Class B Common Stock are separate and distinct classes of equity securities with different voting rights and are not convertible one to another.

         No other transactions in the Class A Common Stock were effected by Mr. Holding, members of his immediate family, trusts for their benefit, or other affiliates, during the previous sixty (60) days.

         (d) With the exception of the persons, trusts, and entities who are the holders of record of the shares of Class A Common Stock deemed to be beneficially owned by Mr. Holding, no other person or entity is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock listed above.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described herein, there are no contracts, agreements, arrangements or relationships (legal or otherwise) between Mr. Holding and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         None.





                                       6
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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




    April 16, 1997                       /s/Lewis R. Holding
       Date                                 Lewis R. Holding